Exhibit (e)(9)

Amendment to Amended and Restated Employment Agreement

THIS AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) is made and entered as of the date hereof to be effective as of the Effective Date (as defined below), by and between Chattem, Inc., a Tennessee corporation (the “Company”), and Zan Guerry (“Executive”). Capitalized terms used herein but not defined shall have the meaning ascribed to such terms in the Employment Agreement (as defined below).

WHEREAS, the Company intends to enter into the Agreement and Plan of Merger by and among sanofi-aventis, River Acquisition Corp. and Chattem, Inc., dated December 20, 2009 (the “Merger Agreement”);

WHEREAS, the Company previously entered into an Amended and Restated Employment Agreement dated July 8, 2008 with Executive (the “Employment Agreement”);

WHEREAS, the Company desires that certain terms and definitions in the Employment Agreement be amended in order to be consistent with the intent of the parties to the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereto agree to amend the Employment Agreement as follows:

1. This Amendment shall be effective as of the Effective Date - the date on which shares of Company Common Stock (as defined in the Merger Agreement) are purchased in accordance with the terms of the Offer (as defined in the Merger Agreement).

2. The sentence which defines “Constructively Discharges” in Section 9(e) of the Employment Agreement is amended in its entirety to read as follows:

“Constructively Discharges” means: (i) a material demotion or a material diminution of Executive’s duties and responsibilities; (ii) a material reduction in base salary or annual incentive opportunities; (iii) the assignment to a primary workplace which is more than 50 miles from Executive’s primary workplace on the Effective Date, unless Executive expressly consents to the applicable change described in clause (i), (ii), or (iii) of this definition; or (iv) any material breach of this Agreement by the Company. Executive must give written notice to the Company within the 60 day period which starts on the date on which Executive has actual notice of the applicable change or breach described in clause (i), (ii), (iii) or (iv) of the foregoing definition, and the Company will have a 30 day cure period from the date of the delivery of such notice to reverse such change or breach. The applicable change or breach described in clause (i), (ii), (iii) or (iv) of the foregoing definition shall constitute a “Constructive Discharge” if the Company fails to reverse such change or breach before the end of such 30 day cure period.

3. Notwithstanding anything to the contrary contained herein, this Amendment shall have no force or effect and shall be void ab initio in the event that the Merger Agreement is terminated in accordance with Article VII of the Merger Agreement or if the Closing Date (as defined in the Merger Agreement) does not occur for any reason whatsoever, in which case the Employment Agreement shall remain in effect without regard to this Amendment.

4. Except as specifically amended hereby, the Employment Agreement shall remain in full force and effect as originally executed.

5. This Amendment may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, this Amendment to Amended and Restated Employment Agreement is hereby executed to be effective as of the Effective Date.

CHATTEM, INC.

/s/ Robert E. Bosworth
Name:	Robert E. Bosworth
Title:	President and Chief Operating Officer

Executive:

/s/ Zan Guerry
Zan Guerry

[Amendment to Amended and Restated Employment Agreement]